PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

INTERCONNECTION AGREEMENT

Between

AMERICAN ELECTRIC POWER SERVICE CORPORATION

As Agent For

INDIANA MICHIGAN POWER COMPANY

And

INDIANAPOLIS POWER & LIGHT COMPANY

April 1, 2008

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No 1
Original Service Agreement No 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No 1
Original Service Agreement No 1852

CONTENTS

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No 1852

THIS INTERCONNECTION AGREEMENT (this "Agreement") is made and entered into as of this *19th* day of April, 2008, between American Electric Power Service Corporation ("AEP") as agent for Indiana Michigan Power Company ("I&M") (hereinafter referred to as "AEP"), and Indianapolis Power & Light Company ("IPL"); each of AEP and IPL sometimes herein referred to singularly as a "Party" or collectively as the "Parties"

WITNESSETH:

0.1   WHEREAS, I&M is an Indiana corporation, owning and operating electric facilities for the transmission and distribution of electric power and energy in the State of Indiana;

0.2   WHEREAS, IPL is an Indiana corporation, owning and operating electric facilities for the generation, transmission, and distribution of electric power and energy in the State of Indiana;

0.3   WHEREAS, I&M and IPL have entered into an Interconnection Agreement, dated December 30, 1960 [I&MI Rate Schedule FERC No 21 and IPL Rate Schedule FERC No 1] as subsequently modified through the date hereof and amended ("1960 Agreement"); pursuant to which the transmission systems of I&M and IPL are presently interconnected and operated in parallel through certain interconnection facilities;

0.4   WHEREAS, I&M, IPL and Public Service Company of Indiana ("PSI", doing business as Duke Energy Indiana, Inc., or "Duke Energy Indiana") have entered into a Facilities Agreement dated April 24, 1968; as subsequently modified through the date hereof ("1968 Agreement"); pursuant to which the transmission systems of I&M, IPL and Duke Energy Indiana are presently interconnected and operated in parallel through certain interconnection facilities;

0.5   WHEREAS, I&M, IPL and PSI have previously entered into a Memorandum of Agreement, dated November 5, 1973 (the "1973 MOA") Per Facilities Agreement of April 24, 1968; and pursuant to which the systems of I&M, IPL and Duke Energy Indiana are presently interconnected and operated in parallel through certain transmission facilities;

0.6   WHEREAS, I&M and IPL have entered into Data Acquisition Equipment Agreements, each dated August 21, 1985 ("1985 Agreement"), for the Fall Creek Station, the Breed Station and the Tanners Creek Station with subsequent supplements for telemetry of information from the interconnection points;

0.7   WHEREAS, the Parties wish to replace and supersede the 1960 Agreement, the 1968 Agreement, the 1973 MOA, and the 1985 Agreements, and all subsequent modifications or addenda to said agreements, and set the terms and conditions upon which they may continue the interconnected operation of their respective transmission systems, pursuant to the provisions of this Agreement;

0.8   WHEREAS, IPL's transmission facilities (including conductors, circuit breakers, switches, transformers and other associated equipment used to control the transfer of energy from one place to another) owned, operated and controlled by IPL, including any modifications, additions or upgrades made thereto (collectively, the "IPL transmission system") is currently under the functional control of the Midwest ISO and I&M's transmissions facilities (including conductors, circuit breakers, switches, transformers and other associated equipment used to control the transfer of energy from one place to another) owned, operated or controlled by I&M, including any modifications, additions or upgrades made thereto (collectively, the "AEP Transmission System") is currently under the functional control of PJM; and

0.9   WHEREAS, the Federal Energy Regulatory Commission ("FERC") has required the Midwest ISO and PJM to be a signatory to this Agreement in order to ensure that Midwest ISO and PJM are kept fully apprised of the matters addressed herein and so that Midwest ISO and PJM may be kept aware of any reliability and planning issues that may arise.

0.10   NOW, THEREFORE, in consideration of the premises and mutual covenants herein set forth, the Parties hereto agree as follows:

ARTICLE 1 – INTERCONNECTED OPERATION

1.1   Interconnected Parties

The AEP Transmission System and the IPL Transmission System shall be interconnected at the points specified and described in Appendix I to this Agreement ("Interconnection Points"). The Parties may, from time to time, by mutual agreement, add one or more additional Interconnection Points or discontinue or modify one or more existing Interconnection Points, and shall amend Appendix I to reflect same. In furtherance thereof, the Parties shall, during the term of the Agreement, continue in service the existing transmission lines and interconnection facilities and essential terminal equipment, to the extent required for the purposes of this Agreement.

ARTICLE 2 – SERVICE CONDITIONS

2.1   Avoidance of Unauthorized Use and Control of System Disturbances

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No 1852

Each Party shall have facilities or contractual arrangements adequate to serve its own load and shall exercise reasonable care to design, construct, maintain, and operate its Transmission System, in accordance with Good Utility Operating Practice, and neither Party shall be obligated to receive or deliver real or reactive power when to do so might introduce objectionable operating conditions on its Transmission System. Any Party may install and operate on its Transmission System such relays, disconnecting devices, and other equipment as it may deem appropriate for the protection of its Transmission System or the relief of an Unauthorized Use to its Transmission System. The Parties shall maintain and operate their respective Transmission Systems so as to minimize, in accordance with Good Utility Practice, the likelihood of a disturbance originating in either Transmission System, which might cause impairment to the service of the other Party or of any transmission system interconnected with the Transmission System of the other Party.

2.2   Interruption of Service

The interconnections provided under this Agreement, and any service being provided under this Agreement, may be interrupted or reduced upon such notice as is reasonable under the circumstances: (a) by operation of automatic equipment installed for power system protection; (b) after consultation with the other Party, if practicable, when a Party deems it desirable for installation, maintenance, inspection, repairs or replacements of equipment; or (c) at any time that, in the sole judgment of the interrupting Party, such action is necessary to preserve the integrity of, or to prevent or limit any instability on, or to avoid or mitigate an Unauthorized Use of its Transmission System.

2.3   Operating Responsibilities

The Parties agree to operate and maintain their Transmission System, including the transmission equipment and facilities, in a manner consistent with Good Utility Practice in order to permit the Parties to operate their respective Transmission System as required by this Agreement at their respective cost. Operating arrangements for facility maintenance of this Agreement shall be coordinated between operating personnel of the AEP system control center and operating personnel of the IPL system control center. Except as may be necessary and appropriate in an emergency, all operating arrangements shall be coordinated with, and consistent with, the practices of their respective RTO.

2.4   Energy Losses

The energy losses on the interconnected facilities shall be assigned to the appropriate Party based on the metering points of the interconnected facilities or according to procedures developed by the Operating Committee and subject to any requirements of their respective RTO.

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

ARTICLE 3 – INTERCONNECTION POINTS, METERING POINTS AND DATA ACQUISITION SYSTEM EQUIPMENT

3.1   Interconnection Points

All electric energy delivered under this Agreement shall be of the character commonly known as three-phase 60 Hz energy and shall be delivered at the Interconnection Points specified under Article 1 (and Appendix I) of this Agreement at standard nominal voltage or such voltages as may be specified in Appendix I of this Agreement.

3.2   Metering and Data Acquisition System Equipment

Measurement of electric energy under this Agreement for the purposes of determining load and affecting settlements, and monitoring and telemetering of power flows shall be made by standard types of metering and data acquisition system ("DAS") equipment installed and maintained, as per the Joint Operating Agreement by the owner at the Interconnection Points consistent with provisions of Appendix II and Appendix III of this Agreement. Any aspects of metering and DAS equipment not specifically provided for by this Agreement will be referred to the Operating Committee pursuant to Article 6.

3.3   New Interconnection Points, Metering Points and DAS Equipment

If a Party requests a new interconnection point, metering point or DAS equipment, or upgrades or replacements of such existing facilities or DAS equipment, that Party shall be responsible for the cost of the new facilities or equipment and their installation; *provided, however*, if both Parties benefit from such new, upgraded or replaced facilities and equipment, then each Party shall be responsible for the cost and installation, to the extent of such benefit.

ARTICLE 4 – RECORDS

4.1   Copies of Records

Each Party shall provide to a requesting Party copies of records maintained in accordance with FERC's record retention requirements to the extent such records document any transactions that have occurred under this Agreement.

ARTICLE 5 – INVOICING AND PAYMENT

5.1   Invoicing

Any invoice that is issued pursuant to this Agreement shall be for: (a) the establishment of any new Interconnection Point; or (b) the modification of an existing Interconnection Point. The Operating Committee shall establish the terms and conditions applicable to invoicing pursuant to Article 6.2(b) of this Agreement.

Issued By: J. Craig Baker, Senior Vice President, Regulatory Services   Effective Date: April 1, 2008
Issued On: April 14, 2008

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

5.2 Timeliness of Payment

Unless otherwise agreed, all invoices, if any, issued pursuant to this Agreement shall be rendered as soon as practicable in the month following the calendar month in which expenses were incurred and shall be due and payable, unless otherwise agreed, within thirty (30) days of receipt of such invoices. Payment to the payee shall be made by electronic transfer or such other means as shall cause such payment to be available for the use of the payee. Interest on amounts past due shall accrue daily at the then current prime interest rate (the base corporate loan interest rate) published in the Wall Street Journal, or, if no longer so published, in any mutually agreeable publication, plus two percent (2%) per annum, but will in no event exceed the maximum interest rate allowed pursuant to Indiana law, and shall be payable from the due date of such unpaid amount and until the date paid.

5.3 Disputed Invoices

All disputed invoices shall be paid in full under the conditions specified in Article 5.2 of this Agreement. Disputes will then be brought before the Operating Committee for resolution per Article 6 of this Agreement. If, after thirty (30) days, the Operating Committee has not resolved the dispute, then such dispute will be resolved pursuant to the arbitration procedures specified in Article 8 of this Agreement.

5.4 Invoice Adjustments

Subject to Article 12.4 and other than as required by Applicable Laws and Regulations or metering test adjustments, invoice adjustments shall be made within twenty-four (24) months of the rendition of the initial invoice.

5.5 Tax Reimbursement

It is expressly agreed by the Parties that, as part of the compensation to be paid under this Agreement, if, during the term hereof, there should be levied and/or assessed against either Party any direct tax, including, but not limited to sales, excise or similar taxes (other than taxes based on or measured by net income), by any taxing authority on the power and/or energy manufactured, generated, produced, converted, sold, purchased, transmitted, interchanged, exchanged, exported or imported by the supplying Party to the other Party, such supplying Party shall be fully compensated by the other Party for such direct taxes.

5.6 Contribution In Aid of Construction

The Parties intend that all costs paid by a Party to the other Party, for the establishment, discontinuance or modification of an Interconnection Point, shall be non-taxable contributions to capital, and shall not be taxable as contributions in aid of construction

PJM Interconnection, LLC   Midwest ISO
FERC Electric Tariff   FERC Electric Tariff
Sixth Revised Volume No 1   Third Revised Volume No 1
Original Service Agreement No. 1526   Original Service Agreement No 1852

("CIAC"). If federal or state income taxes are imposed upon the Party with respect to such payments paid by the other Party as a CIAC by the Internal Revenue Service ("IRS") and/or a state department of revenue ("State"), the Party paying the CIAC shall reimburse the other Party for the tax effect of such CIAC computed in accordance with FERC rules and including any interest and penalty charged to the Party by the IRS and/or State

ARTICLE 6 – OPERATING COMMITTEE

6.1   Operating Committee

An Operating Committee shall administer the interconnected operation of the Parties' Transmission Systems as provided for in this Agreement   Each Party shall appoint one representative and one alternate to the Operating Committee and designate, in writing, said appointments to the other Party   Such representative and alternate shall be persons familiar with the transmission and substation facilities of the Party they represent and shall be fully authorized to perform the principal duties listed below

6.2   Duties of the Operating Committee

The principal duties of the Operating Committee shall be as follows:

   a.   to establish operating, and control procedures;

   b.   to establish accounting and billing procedures;

   c.   to coordinate maintenance schedules to any extent agreed by the Parties; and

   d.   to perform those duties, which this Agreement requires to be done by the Operating Committee, and such other duties as may be required for the proper functioning of this Agreement.

6.3   Limitations on Operating Committee Duties

The Operating Committee shall not amend or modify any of the terms or conditions of this Agreement. The Operating Committee may, to the extent appropriate, solicit input from the Midwest ISO, PJM, or Reliability Coordinator and, in any event, shall perform its functions consistent with the directives of the Midwest ISO, PJM or Reliability Coordinator

6.4   Operating Committee Disputes

If the Operating Committee is unable to agree on any matter coming within its scope of operation, then such matter shall be resolved pursuant to Article 8 of this Agreement.

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No 1
Original Service Agreement No 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No 1852

6.5   Access Rights

The Operating Committee shall have the right of entry to all property of the Parties used in connection with the performance of this Agreement for the purpose of inspection and reading of meters, checking of records, and all other pertinent matters.

ARTICLE 7 – INDEMNITY

7.1   Indemnity

To the extent permitted by Applicable Laws and Regulations, each (the "Indemnifying Party") shall indemnify, save harmless, and defend the other Party from and against any losses, liabilities, costs, expenses, suits, actions, claims, and all other obligations arising out of injuries or death to persons or damage to property caused by or in any way attributable to the ownership or operation of the Transmission System of the Indemnifying Party, except that the Indemnifying Party's obligation to indemnify the other Party shall not apply to the extent of any liabilities arising from the other Party's negligence, recklessness or intentional misconduct or that portion of any liabilities that arise out of the other Party's contributing negligent, reckless or intentional acts or omissions. Further, to the extent that a Party's immunity as a complying employer, under the worker's compensation and occupational disease laws, might serve to bar or affect recovery under or enforcement of the indemnification otherwise granted herein, each Party agrees to waive its immunity. For the purposes of this Article 7.1 only, the term "Party" shall include the Party's directors, officers, employees, Affiliates and agents.

7.2   Limitation of Damages

No Party nor any of its Affiliates, members, managers, shareholders, officers, directors, employees, agents, successors or assigns shall be liable under this Agreement, whether in contract, tort (including negligence and strict liability) or otherwise, to the other Party or any of its Affiliates, members, managers, shareholders, officers, directors, employees, agents, successors or assigns for incidental, punitive, special, indirect, multiple, exemplary or consequential damages (including, without limitation, attorneys' fees, litigation costs, lost profits or revenues, or loss of good will) connected with or resulting from performance or non-performance of this Agreement.

7.3   Fines

         (a)   Except as set forth in Sections 7.3(b), any fines, penalties or other costs incurred by either Party or such Party's agents, employees or subcontractors for non-compliance by such Party or its agents, employees or subcontractors with the requirements of any Applicable Laws and Regulations or Governmental Authorities, will not be reimbursed by the other Party but will be the sole responsibility of such non-complying Party.

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

(b)   If such fines, penalties or other costs are assessed against a Party (the "Penalized Party") by any Governmental Authority due to the non-compliance by the other Party with Applicable Laws and Regulations or requirement of a Governmental Authority, the other Party will indemnify and hold harmless the Penalized Party against any and all losses, liabilities, damages and claims suffered or incurred because of the failure of the other Party to comply therewith, subject to refund in the event that the Penalized Party or other Party prevails in any contest of the fines, penalties or other costs. The other Party will also reimburse the Penalized Party for any and all legal or other expenses (including attorneys' fees) reasonably incurred by the Penalized Party in connection with such losses, liabilities, damages and claims.

(c)   In the case of Section 7.3(b), either Party will, upon written notice to the other Party, have the right to reasonably contest in the name of either or both Parties, as required, or to require the other Party to reasonably contest the assessment of such fines, penalties or costs, and the Party requesting such contest will be responsible for any costs and expenses (including the costs and expenses of the other Party) relating to such contest.

ARTICLE 8 – ARBITRATION

8.1   Submission to Arbitration

In the event of disagreement between the Parties with respect to (1) any matter herein specifically made subject to arbitration, (2) any question of operating practice involved in the performance of this Agreement, (3) any question of fact involved in the application of provisions of this Agreement, or (4) the interpretation of any provision of this Agreement, the matter involved in the disagreement shall, upon demand of either Party, be submitted to arbitration in the manner hereinafter provided. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1 *et seq.*, and judgment upon the award rendered by the arbitrator(s) may be entered by any court having jurisdiction thereof. An offer of such submission to arbitration shall be a condition precedent to any right to institute proceedings at law or in equity concerning such matter.

8.2   Appointment of Arbitrators

The Party calling for arbitration shall serve notice in writing upon the other Party, setting forth in detail the subject or subjects to be arbitrated, and the Parties thereupon shall endeavor to agree upon and appoint one person to act as sole arbitrator. If the Parties fail to agree on an arbitrator within a period of fifteen (15) days from the receipt of the original notice, the Party calling for the arbitration shall, by written notice to the other Party, call for appointment of a board of arbitrators skilled with respect to matters of the character involved in the disagreement, naming one arbitrator in such notice. The other Party shall, within ten (10) days after the receipt of such call, appoint a second arbitrator, and the two arbitrators so appointed shall choose and appoint a third arbitrator. In case such other Party fails to appoint an arbitrator within said ten (10) days, or in case the two

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

so appointed fail for ten (10) days to agree upon and appoint a third, the Party calling for the arbitration, upon five (5) days' written notice delivered to the other Party, shall seek appointment the second or third arbitrator, as the case may be, from and pursuant to the rules of the American Arbitration Association ("AAA") for commercial arbitration. No arbitrator named by a Party or, as the case may be, the AAA, shall have been employed previously by either Party or have a direct or indirect interest in either Party or the subject matter of the arbitration.

8.3   Arbitration

(a)   Except as otherwise provided for herein to the contrary, arbitration proceedings shall be conducted in accordance with the commercial arbitration rules of the AAA to the extent not inconsistent with the rules herein specified.

(b)   The sole arbitrator, or the board of arbitrators, shall afford adequate opportunity to the Parties to present information with respect to the question or questions submitted for arbitration and may request further information from either or both Parties.

(c)   The validity, construction and interpretation of this Article 8, and all procedural aspects of the arbitration conducted pursuant hereto shall be decided by the arbitrator(s). In deciding the substance of the Parties' claims, the arbitrator(s) shall refer to the governing law referenced in this Agreement. It is agreed that the arbitrator(s) shall have no authority to award treble, exemplary or punitive damages of any type under any circumstances whether or not such damages may be available under state or federal law, or the rules of the AAA. The arbitrator(s) shall have the right only to interpret and apply the terms and conditions of this Agreement, but may not change any term or condition of this Agreement, deprive either Party of any right or remedy expressly provided hereunder, or provide any right or remedy that has been excluded hereunder.

(d)   The findings and award of the sole arbitrator or of a majority of the board of arbitrators shall be final and conclusive with respect to the question or questions submitted for arbitration and shall be binding upon the Parties. To the fullest extent permitted by law, any arbitration proceeding and subsequent arbitration award shall be maintained in confidence by the Parties.

(e)   Each Party shall pay for the services and expenses of the arbitrator appointed on its behalf. If there is a board of arbitrators, all costs incurred in connection with the arbitration shall be paid in equal parts by the Parties, unless the award shall specify a different division of the costs.

ARTICLE 9 – TERMS AND TERMINATION OF AGREEMENT

9.1   Terms and Termination

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

This Agreement shall be effective as of the date first written above, or such later date as the last necessary regulatory approval hereof shall be obtained (unless an earlier date is specified by the regulatory authority having jurisdiction), and shall remain in effect until the date falling on the tenth (10th) anniversary of the date hereof (the "Initial Term") and, thereafter, for successive twelve (12) month periods ("Renewal Terms"). Either Party may terminate this Agreement after the Initial Term by providing to the other Party at least twelve (12) months' advance written notice of its intent to terminate this Agreement, in which case this Agreement shall terminate at the end of such twelve (12) month notice period without regard to the expiration of any Renewal Term. Notwithstanding the above, this Agreement may be terminated earlier (a) if the Parties mutually agree or (b) as otherwise expressly provided for in this Agreement.

9.2   Default; Remedies of Parties Upon Default

(a)   Either Party shall be in default under this Agreement if it fails to perform any of its material duties or obligations under this Agreement, and such failure continues for thirty (30) days after written notice thereof from the other party; provided, that if such failure (other than the failure to make payment of any amounts due and payable hereunder) is not capable of being cured within such thirty (30) days period with the exercise of Due Diligence, then such cure period shall be extended for an additional reasonable period, not to exceed thirty (30) days, so long as the defaulting Party is exercising Due Diligence to cure such failure.

(b)   Upon a default by a defaulting Party, the other Party may, at its option, (i) take action to terminate this Agreement by providing written notice of termination to the defaulting Party, Midwest ISO, PJM and FERC; provided, that any such terminating shall not take effect until FERC approval, if any is required by Applicable Laws and Regulations, is obtained, and/or (ii) take any other action at law or in equity as may be permitted under this Agreement to enforce the performance or observance of any rights, remedies, duties, obligation or liabilities under this Agreement.

(c)   No remedy conferred by any provision of this Agreement is intended to be exclusive of any other remedy and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. The election of any one or more remedies shall not constitute a waiver of the right to pursue other available remedies.

ARTICLE 10 – REGULATORY AUTHORITIES

10.1   Regulatory Authorities

This Agreement is made subject to the jurisdiction of any Governmental Authority having jurisdiction over the Parties, the Transmission Systems of the Parties, this Agreement or the subject matter hereof. Nothing contained in this Agreement shall be construed as affecting in any way, the right of a Party furnishing service under this

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

Agreement to unilaterally make application to FERC for a change in rates, charges, classification, service or any rule, regulation or contract relating thereto under Section 205 and 206 of the Federal Power Act and pursuant to the FERC's Rules and Regulations promulgated thereunder.

10.2   Adverse Regulatory Change

The Parties agree to jointly submit and support the filing of this Agreement with the FERC. Any changes or conditions imposed by the FERC or any other Governmental Authority with competent jurisdiction in connection with such submission or otherwise in respect of this Agreement, any of which are unacceptable to a Party after the Parties' good faith attempt to negotiate a resolution to such objectionable change or condition, shall be cause for termination of this Agreement upon thirty (30) days' prior written notice by the non-consenting Party to the other Party.

ARTICLE 11 – CANCELLATION OF PRIOR AGREEMENTS

11.1   Cancellation of Prior Agreements

When this Agreement becomes effective pursuant to Article 9 of this Agreement, this Agreement shall cancel and supersede in their entirety the 1960 Agreement, 1968 Agreement, 1973 MOA, and the 1985 Agreements.

ARTICLE 12 – GENERAL

12.1   Force Majeure

No Party shall be in default in respect to any obligation hereunder because of Force Majeure. A Party unable to fulfill any obligation by reason of Force Majeure shall use Due Diligence to remove such disability with appropriate dispatch. Each Party shall: (a) provide prompt written notice of such Force Majeure event to the other Party which notice shall include an estimate of the expected duration of such event; and (b) attempt to exercise all reasonable efforts to continue to perform its obligations under this Agreement.

12.2   Waivers

Any waiver at any time by either Party of its rights with respect to default under this Agreement, or with respect to any other matter arising in connection with this Agreement, shall not be deemed a waiver with respect to any subsequent default or matter. Any delay, short of the statutory period of limitation, in asserting or enforcing any right under this Agreement, shall not be deemed a waiver of such right

12.3   Liability

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FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

(a)   No Party shall be liable for the failure of the other Party to perform its obligations hereunder. Nothing in this Agreement shall be construed to create or give rise to any liability on the part of Midwest ISO and PJM and the Parties expressly waive any claims that may arise against Midwest ISO and PJM under this Agreement.

(b)   The Parties acknowledge and understand that the signatures of the authorized officers of Midwest ISO and PJM on this Agreement is for the limited purpose of acknowledging that representatives of Midwest ISO and PJM have read the terms of this Agreement. The Parties, Midwest ISO and PJM further state that they understand that FERC desires that the Parties keep Midwest ISO and PJM fully apprised of the matters addressed herein as well as any reliability and planning issues that may arise under this Agreement, and that the signature of the PJM officer or the Midwest ISO officer shall not in any way be deemed to imply that Midwest ISO and PJM are taking responsibility for the actions of either Party, that Midwest ISO and PJM have any affirmative duties under this Agreement or that Midwest ISO and PJM is liable in any way under this Agreement.

12.4   Audit Rights

Each Party shall have the right, during normal business hours, and upon prior reasonable notice to the other Party, to audit at its own expense the other Party's accounts and records pertaining to the Parties' performance or the Parties' satisfaction of obligations under this Agreement. Such audit rights shall include audits of the other Party's costs and calculation of invoiced amounts. Any such audit shall be performed at the offices where such accounts and records are maintained and shall be limited to those portions of such accounts and records that relate to each Party's performance and expenses incurred under this Agreement. The audit right period shall be (i) for an audit relating to cost obligations, the applicable audit rights period shall be twenty-four months after the auditing Party's receipt of an invoice giving rise to such cost obligations; and (ii) for an audit pertaining to all other obligations, the applicable audit rights period shall be twenty-four months after the event for which the audit is sought.

12.5   Written Notices

Notices and communication made pursuant to this Agreement shall be deemed to be properly given if delivered in writing, postage paid to the following:

If to IPL: Director Power Delivery Operations
                              Indianapolis Power & Light Company
                              1230 W. Morris St.
                              Indianapolis, IN 46221

                              And

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No 1
Original Service Agreement No 1852

General Counsel
Indianapolis Power & Light Company
One Monument Circle
Indianapolis, IN 46204-2901

If to AEP:

Senior Vice President, Transmission
American Electric Power
700 Morrison Rd.
Gahanna, OH 43230

And

Manager, Transmission & Interconnection Services
American Electric Power
1 Riverside Plaza
Columbus, OH 43215

If to PJM:

Vice President-Government Policy
PJM Interconnection, L.L.C.
1200 G Street, N.W., Suite 600
Washington D.C. 20005

And

Vice President and General Counsel
PJM Interconnection, L.L.C.
955 Jefferson Avenue
Norristown, PA 19403

If to Midwest ISO:

General Counsel
Midwest ISO
701 City Center Drive
P.O. Box 4202
Carmel, IN 46032-4202

The above listed names and addresses of either Party or of PJM or the Midwest ISO may be changed by written notification to the other Party and to PJM and the Midwest ISO hereto.

12.6   Agreement Validity

The validity and meaning of this Agreement shall be governed by and construed in accordance with federal law where applicable and, when not in conflict with or preempted by federal law, the applicable laws of the State of Indiana.

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

ARTICLE 13 – ASSIGNMENT

13.1   Assignment

This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Parties. Successors and assigns of Midwest ISO and PJM shall become signatories to this Agreement for the limited purpose described herein applicable to Midwest ISO and PJM. This Agreement shall not be assigned by either Party without the written consent of the other Party, which consent shall not be unreasonably withheld, except such consent shall not be required if assignment is to a successor to which substantially all of the business and assets of such Party shall be transferred or to an Affiliate of the assigning Party for the purposes of a corporate restructuring.

Original Sheet No. 17

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

IN WITNESS WHEREOF, the hands and seals of the Parties and of PJM and the Midwest ISO hereto, four (4) copies, each to be considered an original, executed by their respective officers lawfully authorized so to do, as of the date first above written.

AMERICAN ELECTRIC POWER SERVICES CORPORATION
As Agent for: INDIANA MICHIGAN POWER COMPANY

By: [signature]

Name: Michael Heyeck

Title: SVP Transmission

INDIANAPOLIS POWER & LIGHT COMPANY

By:______________________________

Name:______________________________

Title:______________________________

The signature below of the authorized officer of the PJM and Midwest ISO is for the limited purpose of acknowledging that an authorized officer of said PJM and Midwest ISO have read this Agreement.

PJM INTERCONNECTION, L.L.C.

By:______________________________

Name:______________________________

Title:______________________________

MIDWEST INDEPENDENT SYSTEM OPERATOR, INC

By: ______________________________

Name:______________________________

Title: ______________________________

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No 1
Original Service Agreement No 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No 1852

IN WITNESS WHEREOF, the hands and seals of the Parties and of PJM and the Midwest ISO hereto, four (4) copies, each to be considered an original, executed by their respective officers lawfully authorized so to do, as of the date first above written.

AMERICAN ELECTRIC POWER SERVICES CORPORATION
As Agent for: INDIANA MICHIGAN POWER COMPANY

By:_____

Name:_____

Title:_____

INDIANAPOLIS POWER & LIGHT COMPANY



By:_____

Name: _Kenneth J Zagzebski_____

Title: _SVP Customer Operation_____

The signature below of the authorized officer of the PJM and Midwest ISO is for the limited purpose of acknowledging that an authorized officer of said PJM and Midwest ISO have read this Agreement.

PJM INTERCONNECTION, L.L.C.

By:_____

Name:_____

Title:_____

MIDWEST INDEPENDENT SYSTEM OPERATOR, INC

By: _____

Name:_____

Title: _____

Original Sheet No. 17

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

IN WITNESS WHEREOF, the hands and seals of the Parties and of PJM and the Midwest ISO hereto, four (4) copies, each to be considered an original, executed by their respective officers lawfully authorized so to do, as of the date first above written.

AMERICAN ELECTRIC POWER SERVICES CORPORATION
As Agent for: INDIANA MICHIGAN POWER COMPANY

By:_____

Name:_____

Title:_____

INDIANAPOLIS POWER & LIGHT COMPANY

By:_____

Name:_____

Title:_____

The signature below of the authorized officer of the PJM and Midwest ISO is for the limited purpose of acknowledging that an authorized officer of said PJM and Midwest ISO have read this Agreement.

PJM INTERCONNECTION, L.L.C.

By:_____

Name: _Michael J. Kormos_____

Title: _SR. V.P. – Operations_____

MIDWEST INDEPENDENT SYSTEM OPERATOR, INC

By: _____

Name:_____

Title: _____

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No 1
Original Service Agreement No 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No 1
Original Service Agreement No 1852

IN WITNESS WHEREOF, the hands and seals of the Parties and of PJM and the Midwest ISO hereto, four (4) copies, each to be considered an original, executed by their respective officers lawfully authorized so to do, as of the date first above written

AMERICAN ELECTRIC POWER SERVICES CORPORATION
As Agent for: INDIANA MICHIGAN POWER COMPANY

By:_____

Name:_____

Title:_____

INDIANAPOLIS POWER & LIGHT COMPANY

By:_____

Name:_____

Title:_____

The signature below of the authorized officer of the PJM and Midwest ISO is for the limited purpose of acknowledging that an authorized officer of said PJM and Midwest ISO have read this Agreement

PJM INTERCONNECTION, L.L.C.

By:_____

Name:_____

Title:_____

MIDWEST INDEPENDENT SYSTEM OPERATOR, INC

By:

Name: **WILLIAM C. PHILLIPS**

Title: **Vice President**
Standards Compliance & Strategy

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No 1
Original Service Agreement No 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No 1
Original Service Agreement No 1852

APPENDIX I

INTERCONNECTION POINTS

1.1   The following are existing Interconnection Points as of the date of this Agreement:

1.1.1   The point hereby designated and hereinafter called "Breed-Petersburg/Wheatland Interconnection Point". The point of interconnection is within the 345 kV single circuit transmission line extending from AEP's Breed 345 kV Station to a tap point outside of Duke Energy Indiana's Wheatland 345 kV Station and on to the IPL Petersburg 345 kV Station (see Figure 1).

1.1.2   The point hereby designated and hereinafter called "Fall Creek-Sunnyside Interconnection Point". The point of interconnection is within the 345 kV single circuit transmission line extending from AEP's Fall Creek 345 kV Station to IPL's Sunnyside 345 kV Station (see Figure 2).

1.1.3   The point hereby designated and hereinafter called "Tanners Creek-Hanna Interconnection Point". The point of interconnection is within the 345 kV single circuit transmission line extending from AEP's Tanners Creek 345 kV Station to IPL's Hanna 345 kV Station (see Figure 3).

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

APPENDIX I

FIGURE 1



Breed-Petersburg/Wheatland 345 kV

* Valid Wheatland configurations, available by changing circuit breaker status, allow operation of:

Up to 4 units connected to IPL;
Up to 4 units connected to DE; or
Up to 2 units connected to each area

Controls are interlocked to prevent configurations that would create a through-path between IP&L and DE via Wheatland facilities.

Ma = **Actual Meter**
Ⓜ = **MOAB**
IP = **Interconnection Point**

Issued By: J. Craig Baker, Senior Vice President, Regulatory Services
Issued On: April 14, 2008

Effective Date: April 1, 2008

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No 1852

APPENDIX I

FIGURE 2


Fall Creek-Sunnyside 345 kV
Fall Creek
Desoto
12 kV
138 kV
IPL
AEP
345 kV
Noblesville
21.04 mi
IPL
IP
AEP
10.42 mi
Sunnyside
Ma
Hanna
138 kV
Gwynneville
Ma = Actual Meter
M = MOAB
IP = Interconnection Point

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

APPENDIX I

FIGURE 3

Tanners Creek-Hanna 345 kV

Tanners Creek

Duke Energy also DE

Hanna

Ma = Actual Meter
M = MOAB
IP = Interconnection Point

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No 1
Original Service Agreement No 1852

APPENDIX II
METERING AND METERING POINTS

1.1   Metering Points

Electric power and energy across an Interconnection Point shall be measured by suitable metering equipment provided by the Parties at the metering points as described below; and at such other points, voltages, and ownership as may be agreed upon by the Parties.

Existing Interconnection Points

1.1.1   IPL shall, at its sole cost, install, own, operate and maintain or cause to be installed, owned, operated and maintained, as the case may be, the following metering equipment:

    (a)   Sunnyside Metering Point: 345 kV metering equipment installed at IPL's Sunnyside 345 kV Station for the Fall Creek-Sunnyside Interconnection Point (see Figure 2, Appendix I).

    (b)   Hanna Metering Point: 345 kV metering equipment installed at IPL's Hanna 345 kV Station for the Tanners Creek-Hanna Interconnection Point (see Figure 3, Appendix I).

1.1.2   AEP shall, at its sole cost, install, own, operate and maintain or cause to be installed, owned, operated and maintained, as the case may be, the following metering equipment:

    (a)   Breed Metering Point: 345 kV metering equipment installed at AEP's Breed 345 kV Station for the Breed-Petersburg/Wheatland Interconnection Point (see Figure 1, Appendix I).

1.2   Metering Equipment

Suitable and reliable metering equipment of revenue quality shall be installed at each of the existing and future Interconnection Points, as described under Section 1.1 above, and shall include potential and current transformers, revenue meters, test switches and such other equipment as may be needed. The metering design and functionality established by this Appendix II shall serve as a guideline for all new interconnection metering installations, including any modification, addition or upgrade to any of the existing metering equipment after the date of this Agreement. As such, a Party may deviate from this metering design and functionality with the other Party's consent, which shall not be unreasonably withheld, conditioned or delayed.

1.2.1   General Requirements

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No 1852

All metering quantities shall be measured at the Interconnection Point and its metering accuracy shall meet the required metered standards of IPL, PJM, Midwest ISO and AEP. The Parties may agree by amendment to this Agreement to install metering at locations other than the Interconnection Points; however, measured metering quantities shall be compensated for losses to the Interconnection Point, provided, however, that the Parties shall exercise reasonable efforts to avoid such compensating metering installations Based upon mutual agreement between the Parties, metering can be installed at a location different from the Interconnection Point; *provided, however*, measured metering quantities shall be compensated to the Interconnection Point.

All reasonable costs for meter changes or meter upgrades requested by a Party, shall be borne by the requesting Party, unless agreed otherwise.

1.2.2   Industry Standard Requirements

At least (N-1) metering elements will be used to measure all real and reactive power crossing the Interconnection Points, where N is the number of wires in service including the ground wire. The metering equipment (consisting of instrument transformers, meters, sockets, and test switches) shall be installed, calibrated, and tested (at the requesting Party's expense) in accordance with the latest approved version of (but not limited to) the Standard Documents listed below, including the standard testing procedures and guidelines of the Party that owns the metering equipment:

ANSI C12.1 :   Code For Electricity Metering
ANSI C12.7 :   Requirements for Watt-Hour Meter Socket
ANSI C12.9 :   Test Switches for Transformer-Rated Meters
ANSI C12.11:   Instrument Transformers for Revenue Metering, 10KV Through 350KV BIL
ANSI C12.10:   Electromechanical Watt-hour Meters
ANSI C12.16:   Solid State Electricity Meters
ANSI C12.20:   For Electricity Meters 0.2 and 0.5 Accuracy Class
ANSI C37.90.1:   Surge Withstand Capability (SWC) Test
ANSI/IEEE C57.13: Standard Requirements for Instrument Transformers

To the extent that the above requirements conflict with the manuals, standards or guidelines of the applicable Regional Reliability Organization regarding interchange metering and transactions, the manuals, standards and guidelines of such Regional Reliability Organization shall control.

1.2.3   Metering Equipment Maintenance And Testing

Upon installation and unless otherwise specified, the meters shall be inspected and tested in accordance with the latest applicable ANSI Standards and at least

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No 1
Original Service Agreement No 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No 1
Original Service Agreement No 1852

annually, or at any other mutually agreed frequency thereafter. More frequent meter tests can be performed at the request of a Party; however, the test will be performed at the requesting Party's expense if the meter is found to be within the established ANSI tolerances. The Party that owns the metering shall inform the other Party with at least two (2) weeks' advance notice, of impending metering tests, and invite the other Party to attend and witness the tests

Metering accuracy shall be maintained at three tenths of one percent (0.3%) accuracy or better, and the meter test shall require a meter standard with accuracy traceable to the National Institute of Standards and Technology ("NIST").

If at any test of metering equipment an inaccuracy shall be disclosed exceeding two percent (2%), the account between the Parties shall be adjusted to correct for the inaccuracy disclosed over the shorter of the following two periods: (1) for the 30-day period immediately preceding the day of the test, or (2) for the period that such inaccuracy may be determined to have existed. No meter shall be left in service if the percent accuracy error is found to be more than plus or minus one percent (+/-1%).

The Party that owns the metering equipment shall maintain records that would demonstrate compliance with all meter tests and maintenance, and that they are conducted in accordance with Good Utility Practice for the life of the Interconnection Point. The non-owning Party shall have reasonable access to such records. If metering equipment fails to function, the energy registration shall be determined from the best available data, including the check metering, if applicable. The Instrument Transformers ("IT") shall also be inspected and maintained based on Article 1.2.2 of this Appendix II, and existing standards and practices of the Party that owns the metering equipment.

1.2.4   Current Transformer Requirements

Each metering point shall have a dedicated set of metering class current transformers. Unless otherwise agreed by the Parties, all metering shall be type 3.0 element metering, and have three (3) metering accuracy current transformers.

Current transformers shall meet or exceed an accuracy class of 0.3% (as defined in IEEE C57.13), or better. Current transformers shall comply with the minimum BIL rating as specified in standards IEEE C57.13 and ANSI C12.11.

The mechanical and thermal short term current ratings of the current transformer shall exceed or withstand the available fault current, while the secondary burden of the current transformer shall not exceed its stated name plate burden rating.

1.2.5   Voltage Transformers Requirements

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

Each metering point shall have a dedicated set of metering class of voltage transformers. Unless otherwise agreed upon by the Parties, all metering shall be type 3.0 element metering, and have three (3) metering accuracy voltage transformers.

Voltage transformers shall meet or exceed an accuracy class of 0.3% (as defined in IEEE C57.13). The secondary of the voltage transformer shall be exclusively used for the meters only, so as not to exceed the secondary burden of the stated voltage transformer's nameplate burden rating. Voltage transformers with two separate secondary windings may have one winding dedicated to the meters and the other winding used for the relaying or metering. The nameplate burden rating on either winding must not be exceeded.

Voltage transformers shall comply with the minimum BIL rating as specified in standards IEEE C57.13 and ANSI C12.11.

1.3 Remote Meter Access and Data Communications

For Interconnection Points not designated as normally open, and for normally open Interconnection Points, the Party that owns the metering equipment at such Interconnection Points, unless otherwise mutually agreed, shall be responsible for installation of the communications facilities (typically consisting of a telephone circuit and modems) for remotely accessing the meter. The Owning Party shall also be responsible for operation and maintenance, and on-going monthly costs of the communication facilities.

1.3.1 Remote Billing Data Retrieval

The Owning Party shall provide appropriate communication capability of electronic remote interrogation of the billing data in a manner that is compatible with commonly used billing data systems.

1.3.2 Real Time Communications

Meters shall be capable of communicating with DAS equipment such as a Remote Terminal Unit ("RTU") to provide the following real time bi-directional power and energy data: instantaneous power flows, per phase and three-phase averaged RMS voltages, per phase and three-phase averaged RMS currents and frequency with at least two decimal points.

1.3.3 Energy Flow Data

A continuous accumulating record of active and reactive energy flows shall be provided by means of the registers on the meters. The deployed meter(s) shall be capable of providing bi-directional energy data flow in either kyz pulse signals

PJM Interconnection, LLC   Midwest ISO
FERC Electric Tariff   FERC Electric Tariff
Sixth Revised Volume No. 1   Third Revised Volume No. 1
Original Service Agreement No. 1526   Original Service Agreement No. 1852

format, or accumulated counters to RTU. The Parties shall share the same data register buffers regardless of the types of employed data communication methods. If the accumulation counter method is used, only one Party shall be responsible for freezing the accumulator buffers and Party owning of the metering equipment shall freeze them. The accumulator freezing signals shall be synchronized to Universal Coordinated Time ("UCT") within 1/2 seconds.

1.4   Metering Device Requirements

All meters shall be programmable and capable of measuring, recording, and displaying bi-directional active and reactive energy and four quadrant power quantities. Also, the meters shall be programmable for compensating for power transformer and line losses. The meters may preferably have at least one serial communication, one Ethernet port, hard-wired "kyz" pulse output, and internal modem for data communication.

The meters' internal clocks and real-time DAS equipment shall be synchronized with UCT with at least 10 milliseconds resolution. The GPS clock receiver used at each Interconnection Point, shall be capable of providing unmodulated IRIG-B signals to support the UCT time synch requirement.

1.5   Redundant Installation

Future interconnection metering shall have a primary and a backup meter. The revenue meters shall preferably be powered by the station control battery with an automatic backup power throw-over scheme to one of the phases available from the metering potential transformers.

1.6   Meter Access

A Party whose metering equipment is located within a station owned by the other Party shall have reasonable access to the metering equipment for purposes of meter reading, inspection, testing, and other such valid operating purposes. Such access shall not be unreasonably withheld.

1.7   Meter Removal

Upon termination of this Agreement or when the metering is no longer needed, the Party owning the meter equipment in another Party's station shall remove the metering equipment from the premises of the other Party within one (1) year after termination or within one year after the Party owning the meter equipment determines that the interchange metering is no longer needed.

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

APPENDIX III
DAS EQUIPMENT: OWNERSHIP, INSTALLATION AND MAINTENANCE

1.1   Need for Data Acquisition Provisions

In recognition that the coordination of the system operations by the Parties may be
facilitated by the sharing of power flow and other real time information from meters and
other equipment at the Interconnection Points, the Parties may agree to cooperate on the
installation and operation of data acquisition system ("DAS") equipment including
remote terminal units ("RTUs"), meters, MW/MVAR and volt transducers,
telecommunication devices, lease lines, etc., at points which shall from time to time be
mutually agreed upon. Therefore, the Parties establish this Appendix III to govern the
general principles of such DAS arrangements. DAS arrangements modifying these
general principles shall be provided in an amendment to this Agreement.

For purposes of this Appendix III, the term "Other Party" means a Party that wishes to
obtain information from an Owning Party through the installation of DAS equipment.

The Owning Party's RTU or equivalent devices may be shared by the Other Party.
Therefore, the RTU shall support multiple dedicated communication ports with mutually
agreed upon communication protocols. If a backup telemetry system or data is required
by the Other Party for its own use, the Other Party shall be responsible for installing
and/or maintaining the field devices and associated telecommunication system at its cost.
Where there are protocol restrictions because of existing legacy systems, the owning
Party shall offer industry standard protocols such as DNP 3.0 or ICCP. If a proprietary
communication protocol is to be used solely for one Party, the Party requesting use of
such protocol shall be responsible for the cost of adding the customized communication
protocol to the RTU.

The following real time data shall be provided to each Party as minimum requirements:
Three phase bi-directional energy flows (e.g., MWH, MVARH), Three phase
instantaneous power flows (e.g. MW, MVAR), per phase RMS voltages, per phase RMS
currents, and frequency measurement with at least two decimal points resolution. In
addition to the real time data, the status of all switching devices associated with the
interconnection circuit(s) shall be provided. For the energy flow data, either or both
accumulated data or hourly interval data shall be provided based on mutually agreed
formats. If accumulated data is used, the Party owning the RTU will freeze the
accumulated data buffers at the top of each hour and the Other Party will read the frozen
data. This shall be accomplished in a manner providing for both Parties to have the same
accumulator data readings even though the accumulator data reading frequencies may not
be synchronized.

Issued By: J. Craig Baker, Senior Vice President, Regulatory Services
Issued On: April 14, 2008

Effective Date: April 1, 2008

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

1.1.1   The DAS equipment covered herein shall be associated with the interconnection metering points specified in Appendix II. When the Other Party requests additional data, and/or DAS equipment upgrade, the Parties shall cooperate with each other, based on Good Utility Practice. Unless otherwise mutually agreed, the Other Party will bear the cost associated with such requests This Agreement shall be amended, from time to time, to revise Appendix III whenever new data acquisition installations are established (new Interconnection Point) or existing installations are upgraded or deactivated

1.1.2   Commissioning Test Procedures

When new interconnection metering and/or DAS equipment is installed, replaced or upgraded, a commissioning test shall be performed based on mutually agreed test procedure. Before the equipment is officially placed in service, the following processes shall be followed, as a minimum requirement:

(a)   The Owning Party shall inform the Other Party of the commissioning test.

(b)   The Owning Party will provide a three-way conference call between the interconnection site and Transmission System control centers of both Parties.

(c)   Bidirectional test currents shall be injected to the interconnection energy meter and the instantaneous analog data values displayed by the meter shall be checked against the corresponding readings received at each control center This verification test will be made at the 0, 2.5 and 5 Amp cases, and with unity and 50% power factors.

(d)   The pulse accumulator counter data shall be tested in the same manner and the accumulator freeze functionality shall be verified.

(e)   A "roll-over" count test may be performed for each accumulator data point in order to verify the "roll-over" count is properly processed by both controls centers to verify the data.

1.2   New DAS Arrangement

Upon approval of the Operating Committee, the Parties shall amend this Agreement to revise this Appendix III to provide the details of DAS arrangements that may have been established for the mutual benefit of the Parties for new or existing Interconnection Points, including the ownership of specific DAS equipment and any mutually agreed provisions different from or in addition to the arrangements specified in this Agreement. Any such amendment shall address such additional details as the Parties' responsibilities for the provision and installation of equipment, equipment location, ownership, project

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

scheduling, testing and commissioning, maintenance, and cost reimbursement, if applicable.

1.3   Ownership, Installation and Maintenance of New DAS Equipment

The installation of such DAS equipment, as described in Article 1.2 of this Agreement, shall be paid for by the Owning Party, unless it is mutually agreed otherwise to share in the cost; provided, however, the Owning Party shall have the responsibility to install all DAS equipment.

1.3.1   The Owning Party shall provide, install, own and maintain the relays, transducers, wiring, protection equipment and associated materials ("Owning Party Equipment") required to support the installation of the Other Party's data acquisition equipment ("Other Party's Equipment"). Provided, however, that if the Interconnection Point is established for the benefit of and at the request of a Party, the Party benefiting and requesting the Interconnection Point shall install, own and maintain the DAS equipment arrangement and shall provide access to the DAS data to the non-requesting Party. Equipment that is shared in common between the Owning Party and the Other Party (such as duplicating relays, test switches, etc.) shall likewise be provided, installed, owned and maintained by the Party on whose property the shared equipment is located and shall be part of the Owning Party's Equipment, unless agreed otherwise. Unless otherwise mutually agreed, each Party will maintain its own equipment on its side of the Interconnection Point.

1.3.2   The Other Party shall provide the Owning Party documents listing and describing the Other Party's Equipment that the Other Party will supply for installation by the Owning Party. These documents will generally consist of a hardware list and detailed drawings and/or circuit diagram. If the owning Party does not stock the DAS equipment or other components specified by the Other Party, then the Other Party will supply the necessary components including spare parts. The owning Party reserves the right to refuse to install any material supplied by the Other Party that has not been approved by the owning Party for use in its installations. The Owning Party assumes no liability whatsoever in refusing such material or with respect to material the Other Party thereafter provides for the Owning Party's installation.

1.3.3   The Other Party shall provide, own and maintain as part of the Other Party's Equipment, the data communication circuits, including any necessary data circuit protection equipment, and be responsible for the costs of such circuit. Where deemed appropriate by the owning Party, the Other Party personnel shall be permitted to work independently on its equipment. Generally, however, work performed by the Other Party's personnel shall be performed under the

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

supervision of the Owning Party personnel, unless such equipment is located outside or is only accessible from outside the Owning Party's facilities.

1.3.4 Unless otherwise mutually agreed, the Owning Party will provide station battery power to the DAS equipment at 48, 125, or 250 Volt DC, via a DC circuit (fused or circuit breaker) at 15, 5, or 5 ampere, respectively. Under no circumstances shall the Other Party connect either the positive or negative side of this circuit to ground. The Other Party's Equipment shall be connected to the station's grounding conductor through the Owning Party's breaker control panel. The Owning Party's shall provide station service power for the data acquisition equipment via a 115 V, 60Hz with a 15 ampere (fused or circuit breaker) circuit.

1.4   Location and Site Access

The Owning Party shall permit the Other Party to locate its data acquisition equipment and data circuit protection equipment in the Owning Party's station control building, if adequate space exist or is available, or outside the Owning Party's station switchyard, if no control building is available. In choosing equipment location, consideration shall be given to equipment security, protection and access needs of both Parties. In cases where escorted access to the station control house or outdoor equipment is required, the Other Party shall notify the Owning Party at least 24 hours prior to any planned visit. If access is needed on a short notice, the Parties shall endeavor to arrange such visits by mutual agreement. The Owning Party shall not unreasonably withhold access to the equipment to the Other Party; *provided, however*, the Owning Party may deny access based upon safety considerations, operating condition or other relevant criteria.

1.5   Proprietary and Confidential Information

Except as may be required by an RTO or Regional Reliability Organization, the Parties shall treat all shared telemetry information received via telemetry from each other as confidential and proprietary and shall take such precautions as may be reasonable and necessary to prevent such information from being made known or disclosed to any person or entity except in accordance with this Agreement. However, provided, that if a Party is required by law, legal process or action of a Governmental Authority to disclose any information, such Party shall promptly notify the Other Party of such requirement so that action, deemed appropriate in the circumstances, may be taken to protect confidential and proprietary information against disclosure.

1.6   Cost Estimate, Billing and Payment

Prior to the installation of the Other Party's equipment, both the Owning Party and the Other Party shall prepare an estimate of the costs associated with such installation. All billings and payments terms and conditions, billing disputes and resolutions shall be handled pursuant to Article 5 of this Agreement.

Issued By: J. Craig Baker, Senior Vice President, Regulatory Services   Effective Date: April 1, 2008
Issued On: April 14, 2008

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

APPENDIX III

Exhibit 1

Data Acquisition System for Indianapolis Power & Light Company (IPL) at the AEP Breed-IPL Petersburg/Duke Wheatland Interconnection Point.

Section 1 - Scheduling

This DAS Equipment is already installed.

Section 2 – Equipment Ownership and Installation

IPL retains ownership of the transducers and the RTU installed in the station. AEP installs the transducers, terminal blocks, test switches, interposing relay, and related equipment provided by IPL. AEP also installs the cables, fuse blocks, and related equipment that provide input signals to the transducers and the RTU. Equipment shared in common by the Parties, such as test switches, fuse blocks, duplicating relays, and the like, shall be owned by IPL; provided that IPL may not remove such equipment without AEP's written consent.

Any transducers owned by IPL can be shared by any other non-AEP company. Conversely, any transducers owned by AEP shall not be shared.

Section 3 – Maintenance

The maintenance of the RTU, transducers, terminal blocks, and communications line shall be the responsibility of IPL. The maintenance of the cables, fuses, test switches and other miscellaneous equipment shall be the responsibility of AEP.

Power: To DAS Equipment by AEP at 125 Volt AC, via one circuit fused at 15 Amperes.

Section 4 – Data supplied

Analog Input:	UOM
1. Breed Petersburg/Wheatland line	MW, MVAR
2. Spare	MW, MVAR
3. Breed W. Casey line	MW, MVAR
4. Breed Dequine line	MW, MVAR
5. Breed Eugene line	MW, MVAR
6. Breed Sullivan 1 line	MW, MVAR
7. Breed Sullivan 2 line	MW, MVAR
8. 345 kV line Potential	VOLTS

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

(From 345 kV bus #2)

Total of 15 Analog Inputs

Status Inputs:

1.	BKR A1	OPEN/CLOSE
2.	BKR A	OPEN/CLOSE
3.	BKR A2	OPEN/CLOSE
4.	BKR B	OPEN/CLOSE
5.	BKR B2	OPEN/CLOSE
6.	BKR C	OPEN/CLOSE
7.	BKR C1	OPEN/CLOSE
8.	BKR C2	OPEN/CLOSE
9.	BKR D	OPEN/CLOSE
10.	BKR D1	OPEN/CLOSE
11.	BKR D2	OPEN/CLOSE

Total of 11 Status Inputs

Pulse Accumulators:

UOM

1.	Breed Petersburg/Wheatland 345 kV	MWH (IN)
2.	Breed Petersburg/Wheatland 345 kV	MWH (OUT)

Total of 2 Pulse Accumulators

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No 1
Original Service Agreement No 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

APPENDIX III

Exhibit 2

Data Acquisition System (DAS) for Indianapolis Power & Light Company (IPL) at the AEP Fall Creek-IPL Sunnyside Interconnection Point

The following DAS arrangement exists at the AEP Fall Creek Station pursuant to a DAS Agreement dated August 21, 1985 between IPL and Indiana & Michigan Power Company ("AEP"), which is made part of this Agreement.

Section 1 - Scheduling

This DAS Equipment is already installed.

Section 2 – Equipment Ownership and Installation

IPL retains ownership of the transducers and the remote terminal unit (RTU) installed in the station. AEP installs the transducers, terminal blocks, test switches, interposing relay, and related equipment provided by IPL. AEP also installs the cables, fuse blocks, and related equipment that provide input signals to the transducers and the RTU. Equipment shared in common by the Parties, such as test switches, fuse blocks, duplicating relays, and the like, shall be owned by IPL; provided that IPL may not remove such equipment without AEP's written consent.

Any transducers owned by IPL can be shared by any other non-AEP company. However, any transducers owned by AEP shall not be shared.

Section 3 – Maintenance

The maintenance of the RTU, transducers, terminal blocks, and communications line shall be the responsibility of IPL. The maintenance of the cables, fuses, test switches and other miscellaneous equipment shall be the responsibility of AEP.

Power: To DAS Equipment by AEP at 125 Volt AC, via one circuit fused at 15 Amperes.

Section 4 – Data supplied

Analog Input:	UOM
1. Fall Creek Sunnyside line	MW, MVAR
2. Fall Creek Noblesville line	MW, MVAR
3. Fall Creek Desoto line	MW, MVAR
4. XF1 High Side Bank	MW, MVAR

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

Total of 8 Analog Inputs

Status Inputs:

1.	Y line switch (Sunnyside)	OPEN/CLOSE
2.	W line switch (Noblesville)	OPEN/CLOSE
3.	BKR K2 (Desoto)	OPEN/CLOSE
4.	BKR L (Bus Tie)	OPEN/CLOSE
5.	X Bank Switch	OPEN/CLOSE

Total of 5 Status Inputs

Fall Creek-Sunnyside Line   MWH (IN)
Fall Creek-Sunnyside Line   MWH (OUT)

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

APPENDIX III

Exhibit 3

Data Acquisition System for Indianapolis Power & Light Company (IPL) at the AEP Tanners Creek-IPL Hanna Interconnection Point.

Section 1 - Scheduling

This DAS Equipment is already installed.

Section 2 – Equipment Ownership and Installation

IPL retains ownership of the transducers and the RTU installed in the station. AEP installs the transducers, terminal blocks, test switches, interposing relay, and related equipment provided by IPL. AEP also installs the cables, fuse blocks, and related equipment that provide input signals to the transducers and the RTU. Equipment shared in common by the Parties, such as test switches, fuse blocks, duplicating relays, and the like, shall be owned by IPL; provided that IPL may not remove such equipment without AEP's written consent.

Any transducers owned by IPL can be shared by any other non-AEP company. However, any transducers owned by AEP shall not be shared.

Section 3 – Maintenance

The maintenance of the RTU, transducers, terminal blocks, and communications line shall be the responsibility of IPL. The maintenance of the cables, fuses, test switches and other miscellaneous equipment shall be the responsibility of AEP.

Power: To DAS Equipment by AEP at 125 Volt AC, via one circuit fused at 15 Amperes.

Section 4 – Data supplied

Analog Input:	UOM
1. Tanners Creek Hanna line	MW, MVAR
2. Tanners Creek Desoto #1 line	MW, MVAR
3. Tanners Creek Desoto #2 line	MW, MVAR
4. Tanners Creek Miami Fort line	MW, MVAR
5. Bank 4 Gen. Net	MW, MVAR
6. Bank 3 Gen. Net	MW, MVAR
7. Dearborn #2 line	MW, MVAR
8. Tanners Creek East Bend line	MW, MVAR

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

9. 345 kV line Potential
(From East Bend line potential)

VOLTS

Total of 17 Analog Inputs

Status Inputs:

1.	BKR Q1	OPEN/CLOSE
2.	BKR Q2	OPEN/CLOSE
3.	BKR P1	OPEN/CLOSE
4.	BKR P2	OPEN/CLOSE
5.	BKR S1	OPEN/CLOSE
6.	BKR S2	OPEN/CLOSE
7.	BKR T1	OPEN/CLOSE
8.	BKR T2	OPEN/CLOSE
9.	BKR P	OPEN/CLOSE
10.	BKR S	OPEN/CLOSE
11.	BKR N2	OPEN/CLOSE

Total of 11 Status Inputs

Tanner-Creek-Hanna Line
Tanner-Creek-Hanna Line

MWH (IN)
MWH (OUT)

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No 1
Original Service Agreement No 1852

APPENDIX IV
DEFINITIONS

"Affiliate"- shall mean with respect to a corporation, partnership or other entity, each such other corporation, partnership or other entity that either directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such corporation, partnership or other entity.

"Applicable Laws and Regulations"– shall mean all duly promulgated applicable federal, state and local laws, regulations, rules, ordinances, codes, decrees, judgments, directives, or judicial or administrative orders, permits and other duly authorized actions of any Governmental Authority having jurisdiction over the relevant Parties, their respective facilities, and/or the respective services they provide.

"Due Diligence" – shall mean the exercise of good faith efforts to perform a required act on a timely basis using the necessary technical and manpower resources.

"Force Majeure" - shall mean any cause beyond the control of the affected Party, including but not restricted to, acts of God, flood, drought, earthquake, storm, fire, lightning, epidemic, war, riot, civil disturbance or disobedience, labor dispute, labor or material shortage, sabotage, acts of the public enemy, explosions, orders, regulations or restrictions imposed by governmental, military, or lawfully established civilian authorities, which, in any of the foregoing cases, by exercise of Due Diligence such Party could not reasonably have been expected to avoid, and which, by the exercise of Due Diligence, it has been unable to overcome. Force Majeure does not include: (i) a failure of performance that is due to an affected Party's own negligence or intentional wrongdoing; (ii) any removable or remediable causes (other than settlement of a strike or labor dispute) which an affected Party fails to remove or remedy within a reasonable time; or (iii) economic hardship of an affected Party.

"Good Utility Practice"– shall mean any of the practices, methods and acts engaged in or approved by a significant portion of the electric utility industry during the relevant time period, or any of the practices, methods and acts which, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition. Good Utility Practice is not intended to be limited to the optimum practice, method, or act to the exclusion of all others, but rather to be acceptable practices, methods or acts generally accepted in the region. Good Utility Practice shall include compliance with RTO tariffs and other applicable agreements, including and not limited to the Joint Operating Agreement.

Issued By: J. Craig Baker, Senior Vice President, Regulatory Services
Issued On: April 14, 2008

Effective Date: April 1, 2008

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

"Governmental Authority" – shall mean any federal, state, local or other governmental, regulatory or administrative agency, court, commission, department, board, or other governmental subdivision, legislature, rulemaking board, tribunal, arbitrating body, or other governmental authority, having responsibility over the Parties, their respective facilities, or the respective services they provide, and exercising or entitled to exercise any administrative, executive, police, or taxing authority or power; provided, however, that such term does not include IPL, AEP, or any Affiliate thereof. For the avoidance of doubt, Governmental Authority shall include NERC and any Regional Reliability Organization.

"Interconnection Point"- shall have the meaning provided in Section 1.1 of this Agreement.

"Joint Operating Agreement" – shall mean the Joint Operating Agreement and Congestion Management Process between the Midwest ISO and PJM, an amended from time to time. The Joint Operating Agreement is Midwest ISO Electric Tariff, First Revised Rate Schedule FERC No. 5 and PJM Electric Tariff, First Revised Rate Schedule No. 38.

"Midwest ISO" – shall mean the Midwest Independent Transmission System Operator, Inc., which is an RTO, of which IPL is a transmission-owning member.

"NERC" – shall mean the North American Electric Reliability Corporation, designated by the FERC as the "Electric Reliability Organization" pursuant to the Energy Policy Act of 2005, Pub. L. No 109-58, Title XII, Subtitle A, 119 Stat. 594, 941 (2005), codified at 16 U.S.C. 824o.

"Party"- shall have the meaning provided in the Preamble of this Agreement. "Party" shall not include the Midwest ISO or PJM.

"Parties"- shall have the meaning provided in the Preamble of this Agreement. "Parties" shall not include the Midwest ISO or PJM.

"PJM" – shall the PJM Interconnection, LLC, an RTO, of which I&M is a transmission-owning member.

"Reliability Coordinator" – shall have that meaning given by NERC's Glossary of Terms Used in Reliability Standards.

"Regional Reliability Organization"- shall mean NERC or any successor agency assuming or charged with similar responsibilities related to the operation and reliability of the North American electric interconnected transmission grid, including any regional or other subordinate organization, which ensures that a defined area of the bulk electric system is reliable, adequate and secure.

Issued By: J. Craig Baker, Senior Vice President, Regulatory Services   Effective Date: April 1, 2008
Issued On: April 14, 2008

PJM Interconnection, LLC
FERC Electric Tariff
Sixth Revised Volume No. 1
Original Service Agreement No. 1526

Midwest ISO
FERC Electric Tariff
Third Revised Volume No. 1
Original Service Agreement No. 1852

"RTO" – shall mean a regional transmission organization approved by FERC.

"Unauthorized Use" – shall mean the unauthorized utilization of the generation or transmission facilities of any other entity.